SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release

TIM

Living without borders

4Q08

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Fourth Quarter 2008

BOVESPA[1]
(lot = 1 share)
TCSL3: R$6.70
TCSL4: R$3.47

 NYSE[1]
(1 ADR = 10 PN shares)
TSU: US$14.61

(1) closing prices of February 26th, 2009

4Q08 Conference Call

Conference Call in Portuguese:
Feb 27th, 2009, at 08:00 AM
Brasília time. (06:00 AM US ET)

Conference Call in English:
Feb 27th, 2009, at 10:00 AM
Brasília time. (08:00 AM US ET)

For further information, please
access the Company's website:
www.timpartri.com.br

IR Contacts

Rogerio Tostes
rtostes@timbrasil.com.br
(55 21) 4009-3742

Fabio Levy
flcosta@timbrasil.com.br
(55 21) 4009-3446

Diego Aragão
dmaragao@timbrasil.com.br
(55 21) 4009-4017

Rio de Janeiro, February 26th, 2009 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the forth quarter of 2008 and for the FY2008. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a national presence. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the forth quarter of 2007 (4Q07), except when otherwise indicated.

4Q08 Highlights

• Total subscriber base ended 2008 with 36.4 million users (16.5% higher than 2007). At the end of the year, TIM registered 24.2% of market share with an estimated revenues share equal to 27.3%;

• Top line amount at R$3,544 million (+5.0% YoY and 5.5% QoQ);

• VAS gross revenues totaled R$471 million up 25.5% from 4Q07, and accounting for 11% of total gross service revenue (compared to 9% in 4Q07);

• TIM posted its highest ARPU for 2008, at R$29.9 ;

• ARPM reached R$0.35/min. in the 4Q08 (vs. R$0.32 in 4Q07 and R$0.29 in 3Q08), as a result of new tariff promotions dynamics, leading MOU to 86 min/month (vs. 106 min/month in 4Q07);

• EBITDA totaled R$928 million to a margin of 26.2% in the 4Q08 and 22.2% for FY2008 (in line with company’s guidance) and up from R$890 million in 4Q07;

• Bad debt expenses at 4.1% of total net service revenues, continued to improve on quarterly basis (vs. 4.7% in 3Q08) and amounted to R$131 million in 4Q08;

• SAC stood at R$96 in the 4Q08 (vs. R$110 in the 4Q07 and 3Q08);

• Net income stayed at R$300 million in the 4Q08 (vs. R$181 Mn in 4Q07). As for FY2008, net income came in at R$180 million (vs. R$68 Mn in 2007);

• CAPEX totaled R$782 million in the 4Q08 and R$3,272 million in 2008;

• TIM generated a positive net cash flow of R$1,072 million in the quarter.

• iPhone: In December, TIM launched the 3G iPhone with a special offer.

Message from the Management

We are presenting our results for 2008. Despite a difficult beginning, we took rapid corrective actions. We remodeled the Telesales channel, improved the dynamics of our promotional campaigns, continued to focus on selectively growing our client base and increased the cost control efforts. As a result, TIM’s performance improved significantly in the second half of 2008.

In the fourth quarter, we presented the initial recovery of our operating and financial performance and some KPI’s improvement as expected. Revenues growth came in at 5.1% YoY (and below the target of >7.0%), due to a relative poor sustain coming from the slowdown of postpaid base occurred in the last quarter. On the other hand, the measures implemented in the second semester had a positive impact on other indicators such as: EBITDA Margin was 26.2% in the quarter and 22.2% in the full year, well in line with our 2008 guidance, thanks also to our continued cost control efforts. ARPU picked R$29.9, and bad debt came in at the lowest level in 2008 (4.1% of net service revenues).

Our client base reached 36.4 million subscribers, 16% up from 2007, with the pre-paid segment totaling 29.8 million subscribers, up by 22%. Post-paid base came down 4% QoQ and -3% YoY to 6.6 million users.

The year 2008 marked the beginning of an important phase for the Company. We launched the 3G mobile broadband services in April and fixed telephony services in September, thus becoming a complete telecom services provider – the only one in the wireless industry. We believe that such technological integration is the key for a Company that wants to become the industry leader. We already have around 500k mobile broadband subscribers and 200k in fixed telephony services.

In December, we became part of the new portfolio of Bovespa’s Corporate Sustainability Index (ISE), comprised of only companies with exceptional commitment to sustainability and social responsibility.

We have been preparing for 2009’s challenge. We will hardly and responsibly work on strengthening our brand awareness and top of mind, remodeling the offers, focus on post-paid attractiveness and value, convergent services operations and relationship programs. We will maintain our focus on growth together with profitability. We will keep investing in innovation and quality (R$2.3 billion in 2009), aiming at having TIM’s brand name as reference in mobile, fixed and internet services.

The Management

Operational Performance

The Brazilian mobile market reached 150.6 million lines, corresponding to a penetration ratio of 78% (vs. 64% in 2007) and an annual growth of 24.5% (vs. 21.1% in 2007). Great part of this growth can be attributed to the increasing percentage of naked SIM cards in the total subscriber base. On a quarterly basis, national market added 9.9 million users (19.8% higher than 4Q07). It is important to mention that October was the strongest month in this quarter, with 4.0 million net additions. December net addition came in at 3.6 million (23% below the same month of last year).

TIM’s Performance

Our total subscriber base ended the quarter with 36.4 million clients, 16.5% up from 4Q07 to a market share 24.2% (drop of 1.6pp YoY and below original guidance), while the service revenues share, our primary focus, stood at the end of 2008 in 27.3% (according internal estimates).

The pre-paid segment reached 29.8 million (21.8% up from 4Q07) while the post-paid stood at 6.6 million users in the quarter (3.0% down from 4Q07 and below expectation) due to rigid disconnection policy, fiercer competitive environment and less than expected acquisition in post-paid offers. As for the client mix, the post-paid accounted for 18.1% of total subscriber base, compared to 21.7% from a year ago, largely impacted by the increase of pre-paid base and the aforementioned performance from post-paid.

TIM added 1.2 million new clients in the 4Q08, down from 2.1 million in the same period of 2007 and a market share of net addition of 12.1% (vs. 25.5% in the 4Q07). This performance reflects TIM’s conservative criteria in subsidy policy and rigid disconnection rule. Churn rate reached 9.8% in the quarter (up from 8.5% in 4Q07).

Our 3G services (launched in the 2Q08) are already in the main cities in Brazil. The GSM coverage reached 93% of the country’s urban population, serving around 2,800 cities. GSM coverage counts with 100% of GPRS and around 75% of EDGE.

Marketing Activities

In 2008, TIM has changed promotions dynamics (some elements such as the time length of promotions and the recharge mechanism), in order to recovery margins and profitability in the second semester. Also, we reinforced the handset subsidy policy for the post-paid high value segment, aiming retention and acquisition. In addition, TIM has taken in 2008 important steps towards the convergence strategy by launching mobile broadband and wireline services.

For the post-paid segment, our Xmas campaign focused not only on the retention but also the acquisition of high value users. We launched ‘Natal Bônus Tarifa Zero’ promotion, with free tariff for on-net local calls (limited to 2,000 minutes), and including handset discount up to R$2,009 (depending on the plan and users’ profile).

On the pre-paid side, our Xmas campaign continued communicating the ‘Use e Ganhe até R$600’ promotion. For every R$6 of usage, customer gets a bonus equal to 10 times the amount for on net calls. The mechanic is to use credits and then get the bonus, as a way to further stimulate usage and recharges. There is no need of a minimum recharge.

iPhone: We launched the 3G iPhone offer on December 6th, with five plans including SMS and data package up to 1Gb. The 3G iPhone gathers all revolutionaries attributes and with 3G connection, twice as fast as the 2G model, GPS integrated and the new iPhone 2.2 software. With an exclusive five offers, specially customized to 3G iPhone, TIM iPhone offer has monthly fee between R$93 and R$299 and handset models between R$699 to R$1,599, the cheapest entry-cost for iPhone in the market.

As for the 3G mobile broadband, we have launched a special offer to Xmas season “Natal TIM-Web”. New clients of unlimited data plans will receive a discount up to R$60 from the second to the fourth monthly fee. The unlimited data plans now include 600 Kbps, 1 Mbps and 7 Mbps.

On the fixed services, Xmas promotion “Natal Bônus Tarifa Zero” consisted in a bonus of 125 minutes during three months for local calls to use with any ‘TIM Fixo’ number (in addition to 250 minutes of ‘TIM Fixo’ package). Current users also may join the promotion through a fee charge of R$9.90.

Special Offer: During the fourth quarter, TIM launched the “101 Carros TIM” promotion, encouraging the use of innovative services such as TIM Music Store. The promotion consists of a lottery for one car Peugeot 307 per day, during 101 days. To participate, clients need to send a SMS to TIM and buy one ringtone for R$1.99 plus taxes. Besides the 101 cars, the promotion includes special awards like BlackBerry Pearl handsets, LCD TVs, notebooks, digital cameras, iPods and others.

Financial Performance

Selected financial data – Revenue 1

	4Q08	4Q07	% YoY	3Q08	% QoQ	2008	2007	% YoY

R$ thousands
Gross Revenues	4,898,281	4,667,445	4.9%	4,680,558	4.7%	18,252,213	17,214,652	6.0%
Telecommunications Services	4,364,900	4,177,513	4.5%	4,170,502	4.7%	16,485,813	15,376,550	7.2%
Usage and Monthly fee	2,238,602	2,102,475	6.5%	2,094,482	6.9%	8,338,916	7,712,138	8.1%
Long distance	502,044	521,925	-3.8%	513,158	-2.2%	1,987,498	1,889,714	5.2%
Interconnection	1,134,400	1,151,354	-1.5%	1,136,041	-0.1%	4,459,958	4,466,525	-0.1%
Value added services - VAS	471,257	375,420	25.5%	402,924	17.0%	1,598,303	1,217,111	31.3%
Others	18,597	26,339	-29.4%	23,897	-22.2%	101,138	91,062	11.1%

Handset sales	533,381	489,932	8.9%	510,056	4.6%	1,766,400	1,838,102	-3.9%
Discounts and deductions	(1,354,145)	(1,291,931)	4.8%	(1,322,764)	2.4%	(5,171,248)	(4,773,010)	8.3%
Taxes and disc. on services	(1,142,164)	(1,077,815)	6.0%	(1,104,757)	3.4%	(4,389,005)	(3,955,513)	11.0%
Taxes and disc. on handset sales	(211,981)	(214,116)	-1.0%	(218,007)	-2.8%	(782,243)	(817,497)	-4.3%

Net Revenues	3,544,136	3,375,514	5.0%	3,357,794	5.5%	13,080,965	12,441,642	5.1%
Services	3,222,736	3,099,698	4.0%	3,065,745	5.1%	12,096,808	11,421,037	5.9%
Handset revenues	321,400	275,816	16.5%	292,049	10.1%	984,157	1,020,605	-3.6%

Note: (1) Consolidated data

Operating Revenues

ARPM increase due to change in promotion dynamics
Total gross revenues reached R$18,252 million in the FY2008, 6.0% higher when compared to the R$17,215 million registered in 2007. In the 4Q08, TIM registered gross revenues of R$4,898 million, up 4.9% from 4Q07 and 4.7% from 3Q08. The main breakdowns and highlights are presented as follow:

Usage and Monthly fee revenues rose by 6.5% YoY to R$2,239 million in 4Q08. The increase continues to be supported by subscriber base expansion of 16.5%, but partially offset by a decrease in MOU outgoing of 17% QoQ (given that we have changed promotions mechanic) and post-paid mix decline (18.1% in 4Q08 vs. 21.7% in 4Q07).

ARPM rose to R$0.35/min in the 4Q08 (up from R$0.32/min in 4Q07 and R$0.29/min. in 3Q08). However, such increase in ARPM resulted in a lower MOU (86’ in 4Q08 down from 106’ 4Q07), following a more rational approach to tariff promotions (notably the ‘7 cents’ promotion which had also off-net traffic to fixed numbers).

Long distance revenues reached R$502 million in the 4Q08, a slight decrease when compared to R$522 million posted in the 4Q07. This decrease is mainly explained by the change in LD on-net promotion.

VAS Revenue at 11% of gross service revenue in 4Q08

Interconnection revenues stood at R$1,134 million in the 4Q08, fairly stable when compared to the 4Q07 and 3Q08 despite subscriber growth. Such performance can be attributed to the strong on-net calls stimulation by the market as a whole and to F2M traffic reduction trend. Interconnection as a % of total gross revenues stood at 23% in 4Q08 (compared to 25% a year ago).

Gross VAS revenues, which also includes data transmission, amounted to R$471 million in the quarter, up 25.5% from 4Q07 and 17.0% from 3Q08. Such performance is attributed to a great momentum from TIM-Web service, where the subscriber base grew over 70% when compared to 2Q08 – reaching half a million users. VAS revenue accounted for 11% of total gross service revenues in the 4Q08 (compared to 9% a year ago). As for the FY2008, VAS revenues grew by 31.3% to R$1,598 million.

Fueled by the 3G network, data transmission represents a key role to support company’s revenue growth. In this sense, TIM has reinforced its cutting edge positioning on data offer, widening partnerships and enhancing smart-phones portfolio (w/ recent launch of 3G iPhone). On top of that, the company continued to push on its mobile broadband offer through the ‘TIM Web’.

Innovative services (including broadband) accounted for 76% of total gross VAS revenues in the quarter, compared to 63% and 72% in the 4Q07 and 3Q08, respectively.

Total net revenues in 2008 amounted to R$13,081 million (+5.1% YoY), while net service revenues reached R$12,097 million (up 5.9% vs 2007). The FY2008 revenue growth came in short below our guidance of >7% - mainly due lower than expected post-paid segment growth, higher churn, and MOU reduction in 4Q08.

As for the 4Q08, net revenues reached R$3,544 million (up 5.0% from 4Q07 and 5.5% from 3Q08). Net service revenues amounted to R$3,223 million, an increase of 4.0% from 4Q07 and 5.1% from 3Q08.

Net handsets revenues represented R$321 million in the 4Q08, 16.5% higher than in the same period last year and up 10.1% when compared to 3Q08. The result follows the handset volume sales increase of 14% compared to 4Q07 and better portfolio mix (such as with iPhone 3G), to leverage VAS usage and increase loyalty campaign for post-paid segment. Even so, SIM-Card only sales continue to represent more than 50% of total gross additions, mainly for pre-paid market approach. Full year handset revenue growth was down 3.6%, although handset volume sales increased this year.

ARPU (average revenue per user) came in at R$29.9 in the 4Q08, the highest level in 2008 (+1% higher than 3Q08), despite the MOU drop. QoQ outperformance is due to positive elasticity in traffic and accretive innovative offer. On a yearly basis, ARPU drop 13% and can be partially attributed to an increase of 22% in the pre-paid segment (where the market growth is concentrated), lower incoming contribution and post-paid segment growth below expectations.

ARPU: up 1% in 4Q08 despite MOU drop

Selected financial data – Operating Costs and Expenses 1

	4Q08	4Q07	% YoY	3Q08	% QoQ	2008	2007	% YoY
R$ thousands
Operating Expenses	(2,616,578)	(2,485,099)	5.3%	(2,557,960)	2.3%	(10,181,547)	(9,601,330)	6.0%
Personal expenses	(164,186)	(167,167)	-1.8%	(152,654)	7.6%	(648,162)	(625,397)	3.6%
Selling & marketing expenses	(708,347)	(646,957)	9.5%	(715,019)	-0.9%	(2,687,128)	(2,512,079)	7.0%
Network & interconnection	(1,048,241)	(1,060,069)	-1.1%	(1,077,171)	-2.7%	(4,242,530)	(3,865,089)	9.8%
General & administrative	(118,883)	(106,314)	11.8%	(101,496)	17.1%	(452,143)	(429,699)	5.2%
Cost Of Goods Sold	(439,650)	(373,729)	17.6%	(378,071)	16.3%	(1,405,788)	(1,434,430)	-2.0%
Bad Debt	(130,554)	(97,827)	33.5%	(143,251)	-8.9%	(748,833)	(714,571)	4.8%
Other operational revenues (expenses)	(6,717)	(33,036)	-79.7%	9,702	-	3,037	(20,065)	-

					Note: (1) Consolidated data

Operating Costs and Expenses

Operating costs and expenses reached R$2,617 million in 4Q08, an increase of 5.3% when compared to 4Q07. The increase followed a more intense commercial activity (marketing/commissioning), together with higher bad-debt provisions in the 4Q08 compared to 4Q07 (and even below 3Q08 figures). In addition, company will continue to pursue efficiency through tight cost control. The main highlights are presented as follow:

Personnel expenses ended the 4Q08 amounting at R$164 million, down 2% in a YoY comparison, despite an increase of 2.5% in headcount in the same period to 10,296 employees. Such increase was mainly backed by commercial activities support (call center and sales force). As for quarterly comparison, Personnel expenses increase of 7.6% can be attributed to seasonal effect and provisions.

Selling expenses totaled R$708 million in 4Q08, 9.5% up when compared to 4Q07 and 0.9% down comparing to 3Q08 figures. YoY increase is explained by higher commercial activities (e.g.: gross adds were up 2%), mainly on outsourced expenses, recharge and acquisition commission (given that pre-paid base grew by 21.8% YoY) and also to higher advertising expenses (due to convergent offers and 3G iPhone launch). On quarterly basis, selling expenses remained flat.

Network and interconnection cost represented R$1,048 million in the 4Q08, down 1.1% on a yearly comparison and down 2.7% when compared to 3Q08. Both drops can be largely explained by lower traffic volume (especially from M2F, due to the end of fixed termination promotion) and to on-net traffic incentive. We continue the deployment of the fiber optical ring project (in the main metropolitan areas). The project aims not only at the reduction of leased lines costs, but also at the expansion of capacity to support (with higher quality) our innovative services.
In addition to QoQ comparison, we can also note a reduction on fixed network expenses, mainly due to leased lines contracts renegotiation.

General and administrative expenses (G&A) ended 4Q08 at R$119 million, up 12% and 17% compared to the 4Q07 and 3Q08 respectively. The increase is largely explained by the maintenance service in IT and consulting/legal services. At the end of 4Q08, G&A expenses represented 3.4% of the top line.

Cost of goods sold (mainly handset and modem) reached R$440 million in the 4Q08, higher 17.6% from 4Q07 and +16.3% from 3Q08. The increase follows higher handset sales volume (+14% YoY and +2% QoQ), and higher sales volume on 3G modems.

Bad debt expenses in 4Q08 amounted in R$131 million (another drop sequentially), thanks to our actions taken in the 1H08 (implementing new controlling rules and stricter credit analysis). When comparing with 4Q07, the increase is largely impacted by a recovery action plan that took place in 4Q07. Bad debt as a % of net service revenues reached 4.1% in 4Q08 (vs. 4.7% in 3Q08). For the full year, bad debt provision reached R$749 million (6.2% of net service revenues and in line with our ~6.0% expectation).

Other net operating expenses totaled R$6.7 million in the 4Q08, versus R$33.0 million in 4Q07. In the fourth quarter of 2008, pursuant to MP 449/08, the Company began to adopt new accounting procedures. Now, non-operating Revenues/Expenses started being posted to Other Operating Revenue/Expenses.

Subscriber acquisition costs (SAC) reached R$96 in the 4Q08, the lowest level ever and maintaining the drop trend since 4Q07 (-12% YoY and -13% QoQ). The reason is the consistent segmented approach, with commission and subsidy based on profitability, and focus on SIM-card only sales approach to the pre-paid segment. Gross addition registered a slight increase of approximately 2.2% vs. 3Q08 and 2.1% in a YoY comparison. As for the SAC/ARPU ratio, it stood at 3.2 months in 4Q08 (vs. 3.7x in 3Q08 and in line with 4Q07).

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$928 million in the 4Q08. On a quarterly basis, TIM has shown a significant improvement in EBITDA mainly due to the corrective actions taken in the first semester of the year (by changing promotions mechanic, recovery and right use of telesales channel, improving control on bad-debt, efficiency on discretionary cost and network expenses). Those measures resulted in a 16.0% EBITDA growth when compared to R$800 million generated in the 3Q08, and a significantly increase when compared to R$535 million and R$637 million, posted in the 1Q08 and 2Q08, respectively.

As for the full year, EBITDA reached R$2,899 million, a slight increase when compared to R$2,840 million registered in 2007, mainly due to higher commercial and interconnection expenses. Company has almost met the EBITDA guidance for the FY2008 (which pointed to an implicit value of R$2,930 million if considering >7% of revenue growth and 22% of EBITDA).

EBITDA margin reached 26.2% in this quarter, showing an improvement from 23.8% in the 3Q08 and 20.0% in the 2Q08. In the 4Q07, TIM registered a margin of 26.4%, slightly higher when compared to 4Q08, mainly due to lower bad debt provision in the last year. As for the full year, EBITDA margin came in at 22.2% (in line with the guidance of 22.0% -22.5%) .

Depreciation and Amortization

Depreciation and amortization amounted to R$622 million, 3.3% higher than the R$602 million reported in the 4Q07 and in line with the 3Q08. The increase is mainly explained by expansion of intangible assets such as IT (software) and 3G license.

EBIT

EBIT (earnings before interest and taxes) totaled R$305 million in the 4Q08, up from R$182 million in the 3Q08, as a consequence of EBITDA results in the quarter.

Net Financial Result

Net financial expenses totaled R$141.4 million in the quarter, compared with R$55.9 million in the 4Q07. The increase is explained by higher debt (+R$1,100 million), higher interest rate and NPV adjustment of 3G license acquisition (R$28.3 million in 4Q08 - which started being accounted in the 2Q08 and totaled R$85.6 millions in FY08). However, partially offset by higher cash and cash and equivalent increase of R$382 millions on a yearly basis. In the net exchange variation line, the increase is due to higher debt vs. 2007 (accounting of hedge financial result, 100 % related to the foreign denominated debt (USD and JPY) according to resolution CMN N. 2.770). Company does not use derivatives for speculative purposes.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. In the 4Q08, TIM recognized a tax credit benefit related to its subsidiary TIM Nordeste S.A. of R$160.2 million, as a consequence the Company registered a gain of R$132 million in the quarter.

Net Income

TIM ended the quarter with a net profit of R$299.6 million, up 65.8% from the R$180.7 million in the 4Q07. As for FY2008, net profit totaled R$180.2 million (up 164% from the R$68.3 million registered in 2007). Both variations were positively impacted by a tax credit benefit from its subsidiary as mentioned above.

CAPEX

Investments totaled R$782 million in the fourth quarter and 22% from net revenue. From the total Capex, 89% (or R$694 million) were invested in Network/IT, and following our coverage expansion and 3G network deployment. As of FY2008, CAPEX amounted R$3.3 billion (including R$1.3 billion from 3G license).

Net financial position and free cash flow

Gross debt amounted to R$3,225 million (of which 60% in the long term), down from R$4,105 million in 3Q08 due to the payment of the 3G licenses. Company’s debt is composed by long-term financing from BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil), as well as borrowings from other local financial institutions. Approximately 28% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency (Resolution CMN N. 2.770) .

Also, it’s important to mention that TIM’s average cost of debt stood at 12.1% for 2008, thanks to the strong presence of soft loans.

Cash and cash-equivalents reached R$1,555 million, while net debt (gross debt less cash and cash-equivalents) totaled R$1,670 million (compared to R$2,743 million reported at the end of the 3Q08, which had the 3G license impact). Net debt over FY2008 EBITDA stood at 0.58x.

Operating free cash flow was positive in R$1,229 million, backed by an EBITDA of R$928 million, positive working capital variation of R$1,084 million and Capex of R$782 million. Non-operating free cash flow in 4Q08 stood at negative R$157 million. TIM generated a positive net cash flow of R$1,072 million in the quarter.

Dividends

Management is proposing the distribution of R$171.1 million to the shareholders of preferred shares. The amount to be distributed is equivalent to R$0.1107 per preferred share and R$1.107 per ADR (10 preferred shares). The proposal will be analyzed at the Company´s Annual Shareholders´ Meeting to be held in April, 2009.

Ownership Breakdown

OWNERSHIP BREAKDOWN	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	649,205,378	81.32	987,987,984	63.93	1,637,193,362	69.85
OTHERS	149,145,599	18.68	557,487,576	36.07	706,633,175	30.15
TOTAL	798,350,977	100	1,545,475,560	100	2,343,826,537	100

Recent Events

• New CEO: On December 23rd, TIM has announced the nomination of Mr. Luca Luciani as the new CEO and member of the Board of Directors. Mr. Mario Cesar takes over the position of Chairman of the Board at TIM Participações.

• New guidance for 2009/2011 period: We have communicated in December our new guidance for 2009 and 2011 period as described below.

	2009	2011

Net Revenue	Bn Reais	CAGR 2008-2011
	~14.4	~8%

EBITDA	Bn Reais	% on revenues 2001
	~3.3	~27%

CAPEX	Bn Reais	% on revenues 2001
	~2.3	~12%

• Sustainability Index: In December, TIM was included in the new portfolio of the Bovespa’s Corporate Sustainability Index (ISE), comprised of only those companies with an exceptionally strong commitment to sustainability and social responsibility. Inclusion in the ISE has underlined TIM’s commitment to constantly improve relations with all its stakeholders – clients, employees, suppliers, shareholders and the community – and strengthen the performance of its environmental indicators.

• 3G license payment: TIM has decided to pay the remaining 90% of the 3G license in December. The disbursement amounted to R$1.19 billion.

• BNP Paribas/Sace Loan: TIM obtained a loan of US$144 million to finance the new industrial plan. The loan granted by BNP Paribas with Sace guarantee for 80% of that amount, will be used to the development and payment of the 3G licenses.

• iPhone launch: Continuing with the innovative approach, TIM has launched the 3G iPhone which gathers all revolutionaries attributes and with 3G connection, twice as fast as the previous model, GPS integrated, new iPhone 2.2 software and the cheapest price in the market. With exclusive offers, specially customized to 3G iPhone, TIM is offering monthly fee between R$93 and R$299 and handset models between R$1,599 and R$699 depending on the plan.

About TIM Participações S.A.

TIM Participações provides telecommunication services nationwide through its direct subsidiaries TIM Celular S.A. and indirect TIM Nordeste S.A. The Company launched its operations in Brazil in 1998 and consolidated its nationwide footprint 2002 onwards, thus becoming the first wireless operator to be present in all of Brazilians states.

The Company through the GSM technology (Global System for Mobile Communications), has a national coverage of approximately 93% of the urban population and provides services of mobile, fixed, data transmission and Internet access in high speed, hence offering convergent services to all of its clients, in a single company.

TIM has a strong positioning in the market due to Innovation that, along its path in Brazil, has become pioneer in the launch of several products and services such as: multimedia messages (MMS); TIM Music Store and BlackBerry. In 2008, the Company strengthened its positioning with the launch of third generation services under the TIM 3G+ brand, bringing other innovative services like TIM Web Broadband , Video Call and TIM TV. In September 2008, TIM launched ‘TIM Fixo’ – the most competitive and convenient option in fixed residential telephony, making another important step towards in convergent services strategy.

• Launch of 3G with no need to change the SIM Card or tariff plan.

• Launch of fixed service, through the brand name of ‘TIM Fixo’.

• A convergent company that provides: mobile, fixed and broadband services.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Innovation and quality are two of strategic pillars that TIM shares with its controller, hence allowing a great competitive advantage in the market. For that, TIM makes substantial investments in technology and optimizes synergy with its controller group, through the sharing of experiences and adopting best practices policy, in order to provide innovative solutions to all of its clients. In addition, TIM relies on a specialized staff, always aware of technological changes in the telecom sector.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.timpartri.com.br

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP)    (R$ Thousand)

	2008	2007	%

ASSETS	16,239,468	14,563,986	11.5%

CURRENT ASSETS	5,834,853	5,287,811	10.3%
Cash and cash equivalents	1,531,543	1,117,410	37.1%
Short-term investments	23,048	55,255	-58.3%
Accounts receivable	2,635,355	3,029,930	-13.0%
Inventories	548,514	278,126	97.2%
Recoverable Taxes	603,353	495,932	21.7%
Deferred income and social contribution taxes	49,451	29,429	68.0%
Prepaid expenses	155,825	240,087	-35.1%
Derivative contracts	260,925	17,661	1377.4%
Other assets	26,839	23,981	11.9%

NONCURRENT	10,404,615	9,276,175	12.2%
Noncurrent assets
Long-term investments	9,911	3,989	148.5%
Recoverable Taxes	226,975	233,482	-2.8%
Deferred income and social contribution taxes	110,763	-	-
Judicial deposits	143,924	102,402	40.5%
Prepaid expenses	13,693	7,806	75.4%
Derivative contracts	126,648	-	-
Other assets	7,268	7,274	-0.1%

PERMANENT ASSETS
Investments	-	20	-
Property, plant and equipment	4,799,092	4,839,037	-0.8%
Intangibles	4,817,312	3,891,910	23.8%
Deferred	149,029	190,255	-21.7%

LIABILITIES	16,239,468	14,563,986	11.5%

CURRENT LIABILITIES	5,879,640	5,028,262	16.9%
Suppliers	3,328,714	3,143,331	5.9%
Loans and financing	1,482,705	798,626	85.7%
Derivative contracts	52,448	15,589	236.4%
Salaries and related charges	106,991	110,553	-3.2%
Taxes, charges and contributions	601,778	570,346	5.5%
Authorizations payable	-	34,791	-
Dividends and interest on shareholders’ equity payable	193,365	239,508	-19.3%
Other liabilities	113,639	115,518	-1.6%

NONCURRENT LIABILITIES	2,569,372	1,763,919	45.7%
Loans and financing	2,066,514	1,327,996	55.6%
Derivative contracts	10,814	-	-
Provision for contingencies	253,370	215,740	17.4%
Pension plan	6,425	7,377	-12.9%
Asset retirement obligations	211,802	192,137	10.2%
Other liabilities	20,447	20,669	-1.1%

SHAREHOLDERS' EQUITY	7,790,456	7,771,805	0.2%
Capital	7,613,610	7,550,525	0.8%
Capital reserves	34,330	97,415	-64.8%
Income reserves	142,516	123,865	15.1%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements (BR GAAP)    (R$ Thousand)

	4Q08	4Q07%		2008	2007	%

Gross Revenues	4,898,281	4,667,445	4.9%	18,252,213	17,214,652	6.0%
Telecommunications Services	4,364,900	4,177,513	4.5%	16,485,813	15,376,550	7.2%
Usage and Monthly fee	2,238,602	2,102,475	6.5%	8,338,916	7,712,138	8.1%
Long distance	502,044	521,925	-3.8%	1,987,498	1,889,714	5.2%
Interconnection	1,134,400	1,151,354	-1.5%	4,459,958	4,466,525	-0.1%
Value added services - VAS	471,257	375,420	25.5%	1,598,303	1,217,111	31.3%
Others	18,597	26,339	-29.4%	101,138	91,062	11.1%
Handset sales	533,381	489,932	8.9%	1,766,400	1,838,102	-3.9%
Discounts and deductions	(1,354,145)	(1,291,931)	4.8%	(5,171,248)	(4,773,010)	8.3%
Taxes and discounts on services	(1,142,164)	(1,077,815)	6.0%	(4,389,005)	(3,955,513)	11.0%
Taxes and discounts on handset sales	(211,981)	(214,116)	-1.0%	(782,243)	(817,497)	-4.3%
Net Revenues	3,544,136	3,375,514	5.0%	13,080,965	12,441,642	5.1%
Services	3,222,736	3,099,698	4.0%	12,096,808	11,421,037	5.9%
Handset revenues	321,400	275,816	16.5%	984,157	1,020,605	-3.6%
Operating Expenses	(2,616,578)	(2,485,099)	5.3%	(10,181,547)	(9,601,330)	6.0%
Personnel expenses	(164,186)	(167,167)	-1.8%	(648,162)	(625,397)	3.6%
Selling & marketing expenses	(708,347)	(646,957)	9.5%	(2,687,128)	(2,512,079)	7.0%
Network & interconnection	(1,048,241)	(1,060,069)	-1.1%	(4,242,530)	(3,865,089)	9.8%
General & administrative	(118,883)	(106,314)	11.8%	(452,143)	(429,699)	5.2%
Cost Of Goods Sold	(439,650)	(373,729)	17.6%	(1,405,788)	(1,434,430)	-2.0%
Bad Debt	(130,554)	(97,827)	33.5%	(748,833)	(714,571)	4.8%
Other operational revenues (expenses)	(6,717)	(33,036)	-79.7%	3,037	(20,065)	-
EBITDA	927,558	890,415	4.2%	2,899,418	2,840,312	2.1%
EBITDA - Margin over total net revenues	26.2%	26.4%	-0.2 p.p	22.2%	22.8%	-0.7 p.p
Depreciation & amortization	(622,185)	(602,171)	3.3%	(2,408,545)	(2,323,674)	3.7%
Depreciation	(336,673)	(355,880)	-5.4%	(1,318,717)	(1,407,276)	-6.3%
Amortization	(285,512)	(246,291)	15.9%	(1,089,828)	(916,398)	18.9%
EBIT	305,373	288,244	5.9%	490,873	516,638	-5.0%
EBIT - Margin over total net revenues	8.6%	8.5%	0.1 p.p	3.8%	4.2%	-0.4 p.p
Other non-operational revenues (expenses)	3,445	14,641	-76.5%	-	-	-
Net Financial Results	(141,386)	(55,890)	153.0%	(374,975)	(281,499)	33.2%
Financial expenses	(166,904)	(92,054)	81.3%	(445,564)	(378,638)	17.7%
Net exchange variance	(46,622)	(5,152)	804.9%	(102,724)	(6,984)	1370.8%
Financial income	72,140	41,316	74.6%	173,313	104,123	66.5%
Income before taxes and Minorities	167,432	246,995	-32.2%	115,898	235,139	-50.7%
Income tax and social contribution	132,188	(66,261)	-	64,254	(166,837)	-
Net Income	299,620	180,734	65.8%	180,152	68,302	163.8%

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP)     (R$ Thousand)

	4Q08	4Q07%		2008	2007	%

EBIT	305,373	288,244	5.9%	490,873	516,638	-5.0%

Depreciation and Amortization	622,185	602,171	3.3%	2,408,545	2,323,674	3.7%
Capital Expenditures	(782,499)	(1,007,179)	-22.3%	(3,272,143)	(1,932,888)	69.3%
Changes in Net Operating Working Capital	1,084,078	1,044,273	3.8%	283,339	(160,241)	-

FREE OPERATING CASH FLOW	1,229,138	927,509	32.5%	(89,387)	747,183	-

Income and Social Contribution Taxes	(28,025)	(53,648)	-47.8%	(66,531)	(116,355)	-42.8%
Dividends and Interest on Own Capital	124	(230)	-	(207,645)	(440,291)	-52.8%
Net Financial Income	(141,386)	(55,889)	153.0%	(374,975)	(281,499)	33.2%
Other changes	12,470	18,270	-31.7%	20,107	142,073	-85.8%

NET CASH FLOW	1,072,320	836,012	28.3%	(718,431)	51,111	-

Attachment 4

TIM PARTICIPAÇÕES S.A.

EBITDA (R$ Thousand)

EBITDA Reconciliation	4Q08	4Q07	YoY %	2008	2007	YoY %
Net Profit	299,620	180,734	65.8%	180,152	68,302	163.8%
(+) Provision for Income Tax and Social Contribution	132,188	(66,261)	-	64,254	(166,837)	-
(+/-) Non-Operational Results	3,445	14,641	-76.5%	-	-	-
(+/-) Net Financial Results	(141,386)	(55,890)	153.0%	(374,975)	(281,499)	33.2%
EBIT	305,373	288,244	5.9%	490,873	516,638	-5.0%
(+) Amortization and Depreciation	(622,185)	(602,171)	3.3%	(2,408,545)	(2,323,674)	3.7%
EBITDA	927,558	890,415	4.2%	2,899,418	2,840,312	2.1%

Attachment 5

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

	4Q08	3Q08	4Q07	QoQ %	YoY %	2008	2007	YoY %
Estimated Population in the Region (million)	193.1	192.4	190.5	0.3%	1.4%	193.1	190.5	1.4%
Municipalities Served - GSM	2,768	2,765	2,655	0.1%	4.3%	2,768	2,655	4.3%
Brazilian Wireless Subscriber Base (million)	150.6	140.8	121.0	7.0%	24.5%	150.6	121.0	24.5%
Estimated Total Penetration	78.0%	73.2%	63.5%	4.9 p.p.	14.5 p.p.	78.0%	63.5%	14.5 p.p.
Market Share	24.2%	25.0%	25.8%	-0.9 p.p.	-1.7 p.p.	24.2%	25.8%	-1.7 p.p.
Total Lines ('000)	36,402	35,206	31,254	3.4%	16.5%	36,402	31,254	16.5%
Prepaid	29,832	28,386	24,483	5.1%	21.8%	29,832	24,483	21.8%
Postpaid	6,571	6,820	6,771	-3.7%	-3.0%	6,571	6,771	-3.0%
Gross Additions ('000)	4,674	4,573	4,576	2.2%	2.1%	17,080	15,401	10.9%
Net Additions ('000)	1,196	1,392	2,094	-14.0%	-42.9%	5,149	5,843	-11.9%
Churn	9.8%	9.4%	8.5%	0.4 p.p	1.3 p.p	35.5%	35.2%	0.3 p.p
TOTAL ARPU	R$29.9	R$29.7	R$34.5	0.8%	-13.2%	R$29.7	R$34.4	-13.5%
TOTAL MOU	86	101	106	-14.4%	-18.9%	95	96	-1.0%
Investment (R$ million)	782.5	510.7	1,007.2	53.2%	-22.3%	3,272.1	1,932.9	69.3%
Employees	10,296	10,173	10,043	1.2%	2.5%	10,296	10,043	2.5%

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX–(capital expenditure) capital investment
Subsidy = (net revenue from goods –cost of sales + vendors discounts) / gross additions
Net debt = gross debt –cash
PL – Shareholders’Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications–A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE =Enhanced Data rates for Global Evolution–technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service –ability to send and receive alphanumerical messages.

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions –number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share =participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per–per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use –monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU =MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel+ “comodato”+ costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 26, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.